United States securities and exchange commission logo





                            November 17, 2023

       Jesus Portillo
       Chief Financial Officer
       Mondee Holdings, Inc.
       10800 Pecan Park Blvd, Suite 315
       Austin, TX
       78750

                                                        Re: Mondee Holdings,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Response dated
October 31, 2023
                                                            File No. 001-39943

       Dear Jesus Portillo:

              We have reviewed your October 31, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 21,
       2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Financial Statements
       Note 10 - Revenue
       Disaggregation of Revenue, page F-34

   1. We understand from your response to prior comment six that you believe the requirements of FASB ASC 606-10-50-5
do not apply to the revenue streams that comprise your Travel
                                                        Marketplace segment
revenue, including those derived from sales of airline tickets and in connection with
reservations made for hotel accommodations, rental cars, travel insurance and other travel
products and services, in the form of service fees, margins and commissions, or
incentive payments based on the amounts or volumes of bookings and transactions, because
such arrangements involve a similar performance obligation.
 Jesus Portillo
FirstName   LastNameJesus   Portillo
Mondee Holdings,   Inc.
Comapany 17,
November    NameMondee
                2023      Holdings, Inc.
November
Page 2      17, 2023 Page 2
FirstName LastName
         You also state    there is no significant level of disparity in the
nature, amount, timing and
         uncertainty of revenues and cash flows associated with the travel marketplace revenue, although provide no details to support either assessment or to demonstrate how your aggregation of these various sources of revenues serves to depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

         FASB ASC 606-10-50-6 requires disclosure that enables users to understand the relationship between the disaggregated revenue information and the related segment disclosures, while FASB ASC 606-10-55-90 and 91 clarify that you should consider how information is presented outside of the financial statements when selecting appropriate categories, to include investor presentations and earnings releases, and provides examples of categories that may be applicable to your business, including the type of service, market or type of customer, type of contract, and sales channels.

         On page 15 of your November 2023 Investor Presentation we see that you characterize
         your business as having    diversified revenue streams    and depict
an evolving mix of
         revenue streams between markup, commissions, GDS/NDC, Fintech, Ancillaries, and
         Subscriptions, while grouping revenues based on the categories of consumer economics, supplier economics, and diversified, and indicating a long term target for air transactions of 50% compared to 80% now and 100% a few years ago.

         The remarks prepared for your recent earnings call include references to demand with
         differentiation between your    core business sectors    and
emerging sectors for new-era
         distributors, experts and influencers,    also noting the evolving mix
of products in
         differentiating between your historic offerings that were limited to air transactions, stating
         that you       have since added hotels, where Gross Bookings grew
year-to-date 74%
         compared with the same period last year,    that hotels, packages, and
other content    enjoy
         a higher Take Rate than air [and] continue to grow rapidly,    and
that you    anticipate that
         cruises and activities will be a growth driver in late 2024.

         In explaining the recent increase in the take rate within the earnings call remarks, you
         further clarify that it was    driven mostly by the uptake of
higher-margin hotel content and
         the diversification of revenue streams, including fintech and
ancillary services    and that
         you expect this important metric    to continue expanding into the
double digits with the
         addition of cruises and a greater mix of non-air content.

         We note disclosures on pages 32 and 33 of your annual report referencing the risk of adverse consequences if you are unable to maintain existing, and establish new, arrangements with travel suppliers, explaining that a significant portion of revenue is derived from commissions and incentive payments from travel suppliers, especially
         airline suppliers, and GDS service providers,    clarifying that while
you    generally
         maintain formal contractual relationships    with travel suppliers,
you    maintain more
         informal arrangements with certain travel suppliers, such as airlines, GDS service
         providers, hotels and other travel product companies,    emphasizing
the risk that these can
 Jesus Portillo
Mondee Holdings, Inc.
November 17, 2023
Page 3
         be terminated with or without notice and may create uncertainty with respect to terms and pricing, and explaining that your largest airline clients are seeking to increase use of direct distribution channels by moving client traffic to their proprietary websites.

         Given these and other observations, including separately identifying and quantifying changes in commission revenues and incentive revenues when explaining variances in travel marketplace revenues in MD&A, unless you are able to demonstrate how differences in the various revenue streams based on the products, revenue types, and distribution channels are immaterial in understanding how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, further disaggregation should be provided to comply with FASB ASC 606-10-50.

         Please submit the revisions that you propose to address the concerns outlined above. In conjunction with your response, provide us with schedules showing the revenues derived for each of the products (e.g. airlines, hotels, auto rentals, cruises, insurance and other), and separately for each revenue type and category as referenced in the Investor
         Presentation noted above, and each distribution or marketing channel, covering each of the last three fiscal years and the subsequent interim period.
2. We note your disclosure on pages F-14 and F-15 indicating that have incorrectly identified consumers that book travel reservations using your platform as customers and that your actual customers are the travel suppliers.

         As you have numerous references to customers where this distinction is not readily apparent, it appears that you will need to revise your disclosures throughout the filing to more accurately describe and portray your business relationships, to include differentiating between your customers and consumers that are the customers of your suppliers. Given the risk factor disclosure referenced in the preceding comment, we also believe that you should revise disclosures to clarify the extent to which revenues from suppliers are based on formal contractual arrangements or informal arrangements.

         Please submit the revisions that you propose to clarify all references to customers and revenue contracts throughout the filing and explain to us how you propose to clarify these relationships in future reports, including earnings releases and investor communications.

       Please contact Jenifer Gallagher at 202-551-3706 or Robert Babula at 202-551-3339 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJesus Portillo                                Sincerely,
Comapany NameMondee Holdings, Inc.
                                                                Division of
Corporation Finance
November 17, 2023 Page 3                                        Office of
Energy & Transportation
FirstName LastName